

March 1, 2011

James Kelligrew
President
Fixed Income Client Solutions LLC
214 N. Tryon Street, Suite 2636
Charlotte, North Carolina 28202

> **Re: Fixed Income Client Solutions LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 15, 2011**
> **File No. 333-171670**

Dear Mr. Kelligrew:

We have reviewed your responses to the comments in our letter dated February 7, 2011 and have the following additional comment.

Prospectus Supplement

Cover Page

1. We note from your response to prior comment 6 that you may call the trusts Corporate Repackaging Trust Certificates, Series 20[ ] when the underlying assets include corporate debt, even though the underlying assets may include debt securities that are not corporate debt. Please tell us why you believe this is appropriate and consider revising for greater clarity. Please also disclose what you will call the trusts when they do not include corporate debt.

Method of Distribution, page S-33

2. Please revise the last sentence of the third paragraph to clarify that the underwriters will be deemed underwriters and that any dealers that participate with the underwriters in the distribution of certificates may be deemed underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: Mark R. Riccardi, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Via facsimile (202) 339-8500